SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 18, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Chen Chen Kathleen Collins Kyle Wiley Matthew Crispino

Re:	7GC & Co. Holdings Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed October 3, 2023 File No. 333-274278

Ladies and Gentlemen:

On behalf of 7GC & Co. Holdings Inc. (the “Company,” “7GC,” “we,” “our” or “us”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 12, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2023

Registration Statement on Form S-4

Questions and Answers

Why is 7GC proposing the Business Combination?, page xx

1.	We note your response to prior comment 3. Please also include this disclosure elsewhere throughout your filing (e.g., Questions and Answers, Summary of the Proxy Statement/Prospectus).

Response: The Company acknowledges the Staff’s comment and has made changes on pages xxvi, xxxv, 16, 23, and 130 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

2.

We note your revised disclosures in response to prior comment 4. Please revise your statement that Banzai “will retain a majority of the outstanding shares of New Banzai as of the closing of the Business Combination.” In this regard, Banzai shareholders will hold a 43% interest in New Banzai under the no redemption scenario, which is not a “majority” interest.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 25 and 133 of Amendment No. 2.

Information about Banzai

Market Size, page 189

3.	We note your response to prior comment 10 and reissue it, in part. Please disclose any material limitations associated with the estimates.

Response: The Company acknowledges the Staff’s comment and has made changes on page 190 of Amendment No. 2.

Beneficial Ownership of Securities, page 230

4.	Please disclose the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by the 5% stockholders.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 234-235 of Amendment No. 2.

U.S. Securities and Exchange Commission

October 18, 2023

Banzai International Audited Consolidated Financial Statements

Note 16. Equity, page F-115

5.

We note from your response to prior comment 8 that the Banzai’s Class B pre-merger common stock has different voting rights than the Class A shares. Please revise here to include a discussion of the pertinent rights and privileges for each class of common stock outstanding. Refer to ASC 505-10-50-3.

Response: The Company acknowledges the Staff’s comment and has made changes on pages F-78 and F-115 of Amendment No. 2. Banzai’s Class B pre-merger common stock and Class A pre-merger common stock have the same rights and privileges other than with respect to the fact that the shares of Class A common stock entitle their holders to one vote per share and the shares of Class B common stock entitle their holders to 10 votes per share.

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc: Jack Leeney, 7GC & Co. Holdings Inc.